China Housing & Land Development, Inc.

1008 Liuxue Road, Baqiao District

 Xi’an, Shaanxi Province

 China 710038

January 7, 2014

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, D.C.20549

RE:	China Housing & Land Development, Inc.
Form 10-K/A1 for the Fiscal Year Ended December 31, 2012
Form 10-Q/A1 for the Period Ended June 30, 2013
Filed November 20, 2013
File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 3, 2013(the “Letter”), with respect to our annual report on Form 10-K/A1 for the fiscal year ended December 31, 2012 (the “10-K/A”) and Form 10-Q/A1 for the period ended June 30, 2013 (the “10-Q/A”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the 10-K as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2012

1. We note the disclosures added on pages 35-37 in response to comments 2 and 7, respectively, of our March 8, 2013, and May 24, 2013, comment letters. There is a concern that the amortization method you have applied on the $51.8 million development right intangible asset is not compliant with the guidance in ASC 350-30-35-6, and that consequently, the corresponding amortization expense recognized in your historical Statements of Income may be materially understated. The requirement is that, “the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up…If that pattern cannot be reliably determined, a straight-line amortization method shall be used.” When you acquired the asset in 2007, you stated that the 487 acres covered by the development right intangible would be fully sold by 2010 with a total expected profit of $168.9 million. Specific developments subsequently occurred causing a material change in your estimates as reflected on pages 25-26 of your Form S-1 filed on December 9, 2009. Therein you state that there had been no sales since the 18 acre sale to another developer in December

2007, and that the 79 acre Puhua project would generate $700 million of revenue during the 2009-2014 project period, and that the remaining 390 acres would be developed through 2020, though no estimates had been made regarding the associated commencement dates, total GFA, or total number of units.

Absent contemporaneous and reliable estimates regarding the profits to be derived from those 390 acres, it would appear that a substantial portion of amortization expense should have been recognized during the 2009-2012 period that you recognized $210 million of revenue from sales in the Puhua project. However, your new disclosure indicates that only $2.7 million of the $51.8 million asset has been charged against earnings through December 31, 2012. This implies that the profits recognized through that date comprise only 5% ($2.7/$51.8) of the total profit to be realized on the 487 acre project – an assumption that does not appear to be supported. Further, you now disclose that in 2009 the Puhua project was estimated to generate $701 million of total estimated gross profit, whereas your 2009 Form S-1 disclosed $700 million to be the estimated project revenue, not gross profit. Similarly, you now disclose that in 2007 you sold 31 acres for $28 million, whereas previously you disclosed that you sold 18.4 acres for $24 million. You now say that the 79 acre Puhua land use right was acquired in 2009 but in response number 10 of your September 21, 2012, response letter you stated that the right was acquired in 2008. You now say that your profit estimate for the 487 acre project changed from $168.9 million in May 2007 to $701 million in December 2007 based on the disposition of the 18 acre parcel that you never intended to develop. You also say that in 2011 you changed the total profit estimate from $701 million down to $190 million though this projected $500 million decrease in expected profitability was never disclosed, nor was there any apparent material impact on the amortization charged to earnings. If there have been objectively reliable estimates supporting the amortization of the development right asset, then your disclosure must enable a reader to fully understand the critical estimates and assumptions supporting the amounts recognized in your financial statements.

For each annual period presented, please disclose: the amount of profit recognized during the year from each separate project covered by the 487 acre land use right; the total profit that you contemporaneously estimated at period-end would ultimately be realized upon completion of each separate project covered by the 487 acre development right, i.e. $X amount for Puhua, $Y amount for Golden Bay, etc.; and the objectively reliable data supporting your assumptions including an analysis of how your projected revenue and profit margin estimates compare with your actual results from the Puhua project. Disclose also the manner in which you have considered the other attendant costs that are necessary for you to realize the expected profits, i.e. amounts paid for infrastructure development, amounts paid to acquire the land use rights, etc. If the future economic benefit of your $51.8 million asset is comprised of the net profits to be realized from exercising your development rights, then there must be a reasonable correlation (matching) between the profits and intangible asset amortization expenses. If 95% of the profits are reasonably expected to be derived from future development then the disclosure should enable a reader to understand whether there is a reasonable basis for that assumption. Conversely, if the actual amortization charged against earnings has been disproportionately low relative to actual and projected profits, then an analysis is required to quantify the amounts of any error corrections and/or changes in estimates.

Response:

The Company respectfully advises the Staff the following:

The Amortization Method

The amortization method applied to the development right intangible asset (what we defined as the “Intangible” in the files referenced above) is described in the following paragraphs in this heading.

The Intangible is an exclusive development right which provides the Company the priority in bidding for land use rights (“LUR”) covering a 487 acre parcel (the “Parcel”) within a bounded area as stipulated in the Intangible agreement at a preferred price. The Intangible was the most valuable asset of Newland which the Company acquired in 2007.

The Intangible’s economic benefits are consumed as the LURs are acquired and the bidding priority and preferred prices are realized. As such, we follow ASC 350-30-35-6 to amortize the Intangible by amortizing the Intangible in a way that considers the identification of the profit on each LUR, which is between the preferred LUR acquisition price and market price of the LUR. The acquisition price and market price of the LURs are the function of the acreage of the LUR acquired, locations and trend of Xian surrounding land use right value. The overall profit from the Puhua project or any other future projects under the Intangible require additional work and conditions such as: construction licenses, goodwill in the real estate industry, planning and actual construction works. However, none of these are directly related to the realization of profit from the Intangible.

In 2007, when we first acquired the Intangible, we estimated the profit represented solely by the Intangible at $168.9 million. The municipal government had specifically identified the district in which the Parcel is located as a focus for development and as a consequence real estate values increased. Shortly after acquiring Newland and its Intangible, we were successful in selling a LUR at a gross area of 31 acres but, net 13 acres of common areas allocation, with a net area of 18 acres (as explained more fully below) for approximately $24.5 million (or RMB 186.5 million) using the average rate of 7.6058 in 2007. (The amount was translated to $28.2 million at the spot rate of 6.6 as at December 31, 2010 in our recent filing.) that yielded a substantial profit. The cost of purchasing this parcel of land from the government was $10.4 million, thus we realized a profit of $14.1 million by just selling this parcel of land. We concluded that the increase in values as a result of the changes in market conditions in the district containing the Parcel was reflected in this sale and we increased the estimated profit attributable solely to the Intangible to approximately RMB 4 billion (or approximately $580 million at the foreign exchange rate of 7.6058 prevailing in 2007; $701 million at the foreign exchange rate of 6.6 prevailing in 2010).

Consequently the Intangible was amortized by an amount equal to 2.4% of the Intangible, or $1.16 million (2.4% is the $14.1 million gross profit from the sale as a percentage of the estimated total $580 million gross profit solely from the Intangible). We amortized this entire amount and included this amount in cost of real estate sales on the statement of income in the year this LUR was sold.

In December 2008, we successfully bid on the LUR for our Puhua project. We believe that the Puhua LUR had a market value of RMB 720 million. The market value of the Puhua LUR was supported by PRAX’s initial investment of RMB 200 million or approximately $29 million at the foreign exchange rate prevailing at the time for 25% of the Puhua project. (That is, Prax perceived the LUR with a value of RMB 800 million [RMB 200 million / 25% = RMB 800 million] as at the time of Prax’s initial investment. In particular, Puhua’s only asset at the time was the LUR. Prax was also aware that their RMB 200 million was used solely to pay for the acquisition price of the LUR.)

The Puhua LUR was closed in early 2009, and the preferred Puhua LUR price paid was RMB 306 million. As such, we identified a RMB 414 million "profit" (RMB 800 million – RMB 306 million) or approximately $61 million at the foreign exchange rate prevailing at the time from acquiring the Puhua LUR under the Intangible. This represented approximately 9.89% of the Intangible estimated profit of approximately RMB 4 Billion (or $613 million at the foreign exchange rate prevailing at the time) and we amortized the Intangible by 9.89% ($4.7 million) and debited that $4.7 million to construction in progress from which it is amortized and included in cost of real estate sales in accordance with revenue recognition using the percentage of completion method.

Due to the continuous progress in bidding and acquiring the LURs under the Intangible between 2007 and 2009, we had no reason to believe that the ultimate utilization of the Intangible to acquire the remaining 377 acres (487 – previous LUR's) under the Intangible were in doubt and we expected the Intangible would be fully consumed through successfully bidding all the LURs at preferred prices.

In 2010, the PRC government had issued new policies that impacted the selling of LURs. (See http://www.mlr.gov.cn/zwgk/zytz/201012/t20101219 806124.htm).The Company became wary of the progress of utilizing the Intangible as the Company’s original plan was to fully utilize the Intangible before the end of 2010 and we had only utilized approximately 13% of the Intangible though the LUR acquisitions in 2007 and 2009. As such, the Company pushed and successfully renewed the Intangible with a new expiry date of 2016. The Company also commenced negotiations of future projects such as Golden Bay and Textile City.

Due to the successful extension of the agreement and the commencement of negotiations for acquiring new project LURs, i.e. Golden Bay and Textile City, we expected the government policy change would only be temporary and would not have a pervasive and prolonged impact on the real estate market. We still had no reason to believe that the ultimate utilization of the Intangible to acquire the remaining 377 acres under the Intangible was in doubt. And the Intangible would be fully consumed through successfully bidding all the LURs at preferred prices.

However, through 2011 and 2012, the negotiations for Golden Bay and Textile City were still ongoing. And the negotiations were at a much slower pace than we anticipated due to the government’s policies to control the real estate market. As a result, our original plan to acquire both the Golden Bay and Textile City LURs by year end 2012 was pushed further back. The Company was certain that Golden Bay and Textile City would be undertaken since 2010. This was confirmed by the fact that The Company successfully acquired the LUR of Golden Bay before the end of 2013 and had made a substantial prepayment for the LUR for Textile City in 2010. However, the timing of the ultimate utilization of the Intangible to acquire the entire Parcel under the Intangible before the expiry date of 2016 is now in question. As such, the Company can only reliably determine the pattern of consuming the Intangible through acquiring Golden Bay and Textile City.

The expected total profit was revised to RMB 1.2 billion or approximately $190 million at the foreign exchange rate prevailing at the time (2011). The revision was due to the fact that the original RMB 4 billion profit was based on the development of the whole 487 acres. Consequently the amortization can now only be reliably determined over the two projects (Golden Bay and Textile City) undergoing negotiation and we have decided to amortize the remainder of the Intangible over these two projects. However, the areas of these two projects aggregate only approximately 80 acres and the total estimated profit was revised from approximately RMB 4 billion to approximately 1.2 billion as any “profit” from the remaining acreage is excluded.

Consequently, the Company will continue to follow ASC 350-30-35-6 and amortize the Intangible according to the following process:

Step 1 comparison of cost of LUR’s resulting from exercise of the Intangible to fair market value of LUR’s to determine “profit portion”

Step 2 express “profit portion” as a percentage of $190 million

Step 3 apply percentage derived in Step 2 to the Intangible to determine amount to be allocated from Intangible to construction in progress

Step 4 amortize amount determined in Step 3 in accordance with percentage of completion method

We used the amortization method for the Intangible described above and in our filings in order to segregate the economic benefit of the Intangible itself. The estimates of profits we have used in this method are not related to the actual profits we may realize from the projects we undertake using the LUR’s we obtain upon exercise of the Intangible, construct and sell the units (“Development Profit”). The Intangible allows the Company to realize a profit at a preferred price creating a “profit” between market price of the LUR and the cost to acquire the LUR from the government. The Development Profit that can be generated from the projects after construction is done and all units are sold is substantially higher than the profit of market value of LUR less LUR acquisition costs, i.e. substantially higher than the RMB4 billion of profit used in the amortization model if the whole Parcel is utilized.

It is the Company's intention to fully utilize the Intangible for the remaining 290 plus acres. However, there are presently no negotiations with respect to the remaining area in the Parcel due to local government's mandate to slow down LUR sales pursuant to a central government’s mandate. In addition, the Company currently has the Puhua Phase II – East, Puhua Phase III, Ankang project, Park Plaza and Golden Bay project in progress with completion dates between 2014 and 2015.Puhua Phase IV will start in 2015 and complete in 2017 and the Textile City project is planned to start in late 2014 and complete in 2018. These projects will occupy the Company's operational and financial capacity. As such, there are currently no active negotiations for future projects beyond Golden Bay and Textile City. As a result, the Company has determined to amortize the remainder of the Intangible over these two projects. If circumstances change, however, and we believe we can reliably revise the Intangible utilization pattern, we may also revise the amortization schedule.

The Company tested the impairment of the Intangible when indicators for impairment were observed. However, due to the scarcity of LUR for real estate developers recently, the Intangible has become more valuable than ever and the expected “profit” from acquiring the two projects under negotiation (Golden Bay and Textile City) is significantly higher than the carrying value of the Intangible. While amortization is meant to account for the diminution in value of the Intangible, owning the Intangible actually provides us a significant advantage over other developers in terms of obtaining additional LURs for future development and the value of the Intangible is not diminishing.

The Disparities in Disclosure

The following paragraphs address the comments in paragraph 2 of the Comment Letter of December 3, 2013:

Recognition of Amortization Expense from 2009-2012.

We believe we have explained above that the “profit” utilized in determining the method of amortization of the Intangible is the estimated profit related to the Intangible itself rather than to the profit resulting from a project, such as Puhua, which is developed under LUR’s obtained upon exercise of the Intangible.

Estimated Puhua Profit.

The $700 million revenue estimated for Puhua in our 2009 S-1 is not related to our present estimate of $701 million profit related to the Intangible. The $701 million profit is an estimate of the profit of the entire Intangible: the profit inherent in the Intangible being the difference between the lower cost of LUR’s within the Parcel available to us because of the Intangible and the higher fair market value of those same LUR’s

The Acreage Covered by the Sale of LUR’s in 2007.

The subparcel described is the same piece of land. Each set of LUR’s comes with a requirement that a certain portion of the acreage must be used for “common areas” or greenspace and that a certain designated smaller part of the land covered by the LUR’s can be used for construction of buildings. In the case of this piece of land the gross acreage was 31 acres; net (“buildable”) acreage was 18.4 acres. The sale price we received was $28 million.

Time of Acquisition of Puhua LUR

The successful bidding and the purchase agreement was signed in December 2008, but the LUR was closed in 2009.

Changes in profit estimate for the Parcel.

As explained above in “Method of Amortization,” in December 2007 we did change the estimate of the profit potential of the Intangible (considered entirely apart from the possible profitability of any project developed on LUR’s acquired by exercise of the Intangible) on the basis of the 18/31 acre transaction you reference in light of the other market conditions impacting the Parcel at that time. It is also the case, as we explained above in “Method of Amortization” that we have revised that same estimate of profitability downward to $190 million as that related to the remaining projects as to which we know we will use the Intangible.

Annual Period Disclosure of Profitability

We have prepared in tabular format in “Exhibit 1” reflecting profitability and estimated profitability for each of the project that is under development and/or negotiations in connection with the Parcel as of the years ended December 31, 2010, 2011 and 2012:

The project model includes estimated revenue and estimated costs of the whole project. The investment & development department ("I&D department") personnel are responsible for building the model. Estimated revenue was calculated according to the estimated total saleable area and price provided by design department and sales department. Estimated cost includes the following parts:

1.	Land cost: The department which is responsible for acquiring land provides the estimated area, price and land related costs that will occur. The I&D department uses this information to calculate total estimated land cost.

2.	Interest on borrowings: The I&D department discusses with management and the finance department to formulate the projection of the amount of borrowing, interest rate for the related project and the total estimated interest for the project.

3.	Construction and other infrastructure related costs: The cost management department, construction management department and finance department provide all the construction related projected cost to the I&D department to record these into the project model.

The main reasons and variances for changes in estimated revenues and costs are as follow:

1.	Estimated revenues are first determined based on the surrounding projects’ selling prices adjusted for number, size, facing, views and layout of each unit.

2.	Estimated revenues are updated to reflect feedback from sales teams based on continuous monitoring of sales results and trends.

3.	Estimated costs are first determined by our I&D department based on the Company’s construction experiences and construction contracts signed.

4.	Estimated costs are updated regularly to reflect new information such as actual construction contracts signed, raw material price changes, inflation, floor area and plan changes etc.

2. It does not appear that the audit reports on pages 47-48 fully comply with Article 2-02 of Regulation S-X. Please revise in the amended filing.

Response:

The Company respectfully advises the Staff that the Company is advised by our independent auditors that they are in communication directly with SEC Staff regarding their audit report in the Form 10K/A1 for the fiscal year ended December 31, 2012.

3. The “restatement impact #2” disclosed on page 11 caused your reported net income to change by 19% and 25% for the 3 and 6 month periods ended June 30, 2013, respectively. Therefore, it is not clear how you could reasonably say that “Because the significant deficiency did not materially impact the consolidated financial statements, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report were effective.” Further, it is not clear whether you have done anything to address the underlying “significant deficiency in the Company’s internal controls over financial reporting,” given your statement on page 43 that, “There were no changes in internal control over financial reporting.” Please amend the filing to clarify these apparent inconsistencies and also to fully explain how this error occurred given that Park Plaza sales commenced in 2013. Further, please tell us why you characterized this issue as a “significant deficiency” instead of as a material weakness since this determination may impact the 2013 10-K disclosures required by Item 308(a)(3) of Regulation S-K.

Response:

The Company respectfully advises the Staff as follows:

The error that occurred was the result of a failure within the finance group of the Company to apply an existing control: that is, to double-check estimated cost calculations. In the instant case, the estimated cost calculations were those of the Park Plaza project. The error was caught when the control was applied in the preparation of the third quarter financial statements. This item was properly reflected in the unaudited third quarter financial statements and will be appropriately reflected in the audited financial statements for the year ending December 31, 2013. We also reflected the impact of the correction on the unaudited results reported for the first and second quarters of 2013 in the restatements filed for those quarters.

We characterized this as a significant deficiency because the error occurred as a result of an existing control (double-checking) not having been applied on the prior occasions. Although we would generally expect that the control would be applied (as in fact it was as a part of preparation of the third quarter financials), because the error persisted for two quarters before it was caught, we classified it as a significant deficiency. The remediation of this deficiency consisted of making clear to the individual responsible for preparation and double-checking the data, calculations and financial results that double-checking all numbers and, in particular, to check “estimated interest to be capitalized” and “total interest capitalized to date” was required. No redesign of any control was necessary. Because there was no change in control required to remediate the deficiency and the application of an existing control caught the error, we concluded we could reasonably state that our controls were effective.

We did enough work to mitigate the deficiency. We have made detailed analysis on the total estimated cost of Park Plaza in the third quarter of 2013 and have ensured all estimated costs were included. The internal control deficiency was mitigated and the total impact on financial statements was corrected by the end of the third quarter of 2013 and won’t impact the 2013 10-K financial statements.

If you have any further questions or comments, please contact our special counsel, Thomas Wardell, McKenna Long & Aldridge LLP, 303 Peachtree Street, Suite 5300, Atlanta, GA 30308; Telephone: 404-527-4990 (Direct Phone), 404-527-8890 (Direct Fax), twardell@mckennalong.com.

Sincerely, XiaoHongFeng Chief Executive Officer

Exhibit 1 - Estimated revenues and costs of projects in connection with the Intangible

All figures are in RMB. Prevailing foreign exchange rates are provided for reference purpose.

		2010	2011	2012
Spot rate		6.6000	6.2939	6.2301
Averge rate		6.7690	6.4633	6.3084

December 31, 2010		Puhua Phase I	Puhua Phase II	Puhua Phase III	Puhua Phase IV	Golden Bay	Textile City
Estimated total revenues		802,923,593	1,607,510,788	1,281,648,643	1,336,415,874	N/A	N/A
Estimated total costs		466,000,748	835,945,422	586,641,426	580,179,707	N/A	N/A
Estimated margin	a	336,922,844	771,565,366	695,007,217	756,236,167	N/A	N/A
Intangible amortized and Capitalized in CIP	c	6,067,107	11,381,079	14,398,624 (Note 2)		N/A	N/A
Revenue recognized through percentage of completion revenue recognition method		283,667,365	47,097,044	N/A	N/A	N/A	N/A
Costs recognized through percentage of completion revenue recognition method		176,993,623	30,636,680	N/A	N/A	N/A	N/A
Margin recognized through percentage of completion revenue recognition method	b	106,673,741	16,460,363	N/A	N/A	N/A	N/A
Margin recognized as a percentage of estimated total margin	= (b/a)	32%	2%	N/A	N/A	N/A	N/A
Capitalized Intangible amortization expensed through percentage of completion	d	2,659,968	466,082	N/A	N/A	N/A	N/A
Capitalized intangible released to profit and loss as a percentage of total capitalized intangible amortization	= (d/c)	44%	4%	N/A	N/A	N/A	N/A

December 31, 2011
Estimated total revenues		799,645,523	1,587,158,183	885,986,030	2,449,099,041	2,883,968,457	5,248,968,394
Estimated total costs		481,123,106	905,523,004	456,302,010	996,391,098	1,733,375,488	3,076,859,357
Estimated margin	e	318,522,417	681,635,179	429,684,020	1,452,707,943	1,150,592,969	2,172,109,037
Intangible amortized and Capitalized in CIP	g	6,001,969	11,226,660	14,618,235 (Note 2)		N/A	N/A
Revenue recognized through percentage of completion revenue recognition method		254,608,569	199,260,140	N/A	N/A	N/A	N/A
Costs recognized through percentage of completion revenue recognition method		158,334,233	129,617,493	N/A	N/A	N/A	N/A
Margin recognized through percentage of completion revenue recognition method	f	96,274,336	69,642,647	N/A	N/A	N/A	N/A
Margin recognized as a percentage of estimated total margin	= (f/e)	30%	10%	N/A	N/A	N/A	N/A
Capitalized Intangible amortization expensed through percentage of completion	h	1,795,796	1,745,288	N/A	N/A	N/A	N/A
Capitalized intangible released to profit and loss as a percentage of total capitalized intangible amortization	= (h/g)	30%	16%	N/A	N/A	N/A	N/A

December 31, 2012		Note 1
Estimated total revenues		811,259,151	1,598,167,387	730,326,839	2,125,643,147	2,957,917,439	5,770,716,983
Estimated total costs		493,498,558	904,403,803	447,352,506	961,199,555	1,540,218,725	3,086,234,366
Estimated margin	i	317,760,593	693,763,584	282,974,333	1,164,443,592	1,417,698,714	2,684,482,617
Intangible amortized and Capitalized in CIP	k	6,014,095	11,243,631	14,589,139 (Note 2)		N/A	N/A
Revenue recognized through percentage of completion revenue recognition method		172,095,952	356,495,367	N/A	N/A	N/A	N/A
Costs recognized through percentage of completion revenue recognition method		103,375,875	226,323,134	N/A	N/A	N/A	N/A
Margin recognized through percentage of completion revenue recognition method	j	68,720,077	130,172,233	N/A	N/A	N/A	N/A
Margin recognized as a percentage of estimated total margin	= (j/i)	22%	19%	N/A	N/A	N/A	N/A
Capitalized Intangible amortization expensed through percentage of completion	l	719,383	3,351,200	N/A	N/A	N/A	N/A
Capitalized intangible released to profit and loss as a percentage of total capitalized intangible amortization	= (l/k)	12%	30%	N/A	N/A	N/A	N/A

Note 1

Puhua Phase I was completed as of December 31, 2012. Therefore, the estimated total revenues and costs are the actual / final figures.

Note 2

Phase III and Phase IV were under preliminary planning stage. The Company had not fixed the allocation of the Intangible being amortized and capitalized to Phase III & IV before December 31, 2012.

N/A - These projects were at early planning stage and no revenues/margins were recognized.